

October 4, 2011

<u>Via E-mail</u>
Glenn P. Sblendorio
Executive Vice President
      And Chief Financial Officer
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054

Re: **The Medicines Company**
          Form 10-Q for the Quarterly Period Ended June 30, 2011
          Filed August 2, 2011
          File No. 000-31191

Dear Mr. Sblendorio:

We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources</u>
<u>Cash Flows, page 28</u>

1. Please amend your filing to explain why accounts receivable, net of allowances, increased to $67 million at June 30, 2011 compared to $46.5 million at December 31, 2010. In explaining the reason for the increase, please explain in your amended disclosure the underlying cause. For example:

   - if the increase is due to a large volume of sales at the end of the period, the disclosure should explain the reason that such a large volume of sales occurred at that time;
   - if the increase is due to an extension of payment terms, the disclosure should explain the impetus for changing the terms and what accounts were effected; or

- if the increase is due to accounts not paying timely, explain the reasons therefore and the effect on the allowance for doubtful accounts.

In addition, explain in your amended disclosure the effect that the increase in accounts receivable had on net cash provided by operating activities for the six months ended June 30, 2011 and the expected effect of the increase and underlying cause on future financial position, cash flows and results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant